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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ________)*

                             Legal Research Center, Inc.
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
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                            (Title of Class of Securities)

                                     524636-10-7
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                                    (CUSIP Number)

                                   Darla L. Keller
                         Dellwood Financial Services Company
                          105 South Fifth Street, Suite 712
                             Minneapolis, Minnesota 55402
                                    (612) 339-2163
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              (Name, Address and Telephone Number of Persons Authorized
                        to Receive Notices and Communications)

                                    July 28, 1997
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                Date of Event Which Requires Filing of this Statement


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                CUSIP No.  524636-10-7
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
 (1) Names of Reporting Persons.                       Robin A. Moles
 I.R.S Identification Nos. Of Above Persons
                                                       Darla L. Keller

                                                       (a)   / /
 (2) Check the Appropriate Box if a Member of  a
 Group (See Instructions)                              (b)   / /



 (3) SEC Use Only

 (4) Source of Funds (See Instructions)                PF

 (5) Check if Disclosure of Legal Proceedings is
 Required Pursuant to Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization              United States


                            (7) Sole Voting Power:                Robin A. Moles       -              0
                                                                  Darla L. Keller      -          1,000
 Number of Shares
 Beneficially Owned         (8) Shared Voting Power:              Robin A. Moles       -        193,492
 by Each Reporting Person                                         Darla L. Keller      -        196,492
 with:
                            (9) Sole Dispositive Power:           Robin A. Moles       -              0
                                                                  Darla L. Keller      -          1,000

                            (10) Shared Dispositive Power:        Robin A. Moles       -        193,492
                                                                  Darla L. Keller      -        196,492


 (11) Aggregate Amount Beneficially Owned by Each       Robin A. Moles    -   193,492
 Reporting Person                                       Darla L. Keller   -   197,492

 (12) Check if the Aggregate Amount in Row (11)
 Excludes Certain Shares

 (13) Percent of Class Represented by Amount in         Robin A. Moles    -   5.81%
 Row (9)                                                Darla L. Keller   -   5.93%


 (14) Type of Reporting Person                          IN


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ITEM 1.  SECURITY AND ISSUER

    Class of stock:  Common Stock, par value $.01 per share

    Name and address of issuer:   Legal Research Center, Inc.
                                  700 Midland Square Building
                                  331 Second Avenue South
                                  Minneapolis, Minnesota 55401

ITEM 2.  IDENTITY AND BACKGROUND

    The persons filing this Statement are Robin A. Moles and Darla L. Keller, each a citizen of the United States.

    Ms. Moles' business address is c/o Darla L. Keller, Dellwood Financial Services Company, 105 South Fifth Street, Suite 712, Minneapolis, Minnesota 55402. Ms. Moles' principal occupation is a private investor.

    Ms. Keller's business address is Dellwood Financial Services Company, 105 South Fifth Street, Suite 712, Minneapolis, Minnesota 55402. Ms. Keller's principal occupation is the owner and President of Dellwood Financial Services Company which provides financial assistance to private investors and which is located at the foregoing stated address.

    Neither Ms. Moles nor Ms. Keller has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Neither Ms. Moles nor Ms. Keller has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Ms. Moles used personal holdings/funds to purchase the securities of the Issuer for which she is claiming beneficial ownership. Ms. Keller used personal holdings/funds to purchase 1,000 shares of the Issuer for which she is claiming beneficial ownership. No other consideration was required by Ms. Keller for the remaining shares for which she claims beneficial ownership because she claims beneficial ownership as an attorney-in-fact pursuant to powers-of-attorney.

ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the acquisition of the securities was to acquire additional securities of the Issuer for investment. Each Reporting Person has no current plan to acquire or dispose of any additional securities of the Company which would cause any material change in the business, operations or corporate structure of the Issuer.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    The aggregate number of shares of the Issuer's Common Stock beneficially owned by Ms. Moles is 193,492 shares, or 5.81% of the outstanding Common Stock (the "Shares").

    Ms. Keller also is the beneficial owner of such Shares, and 4,000 additional shares. The aggregate number of shares of the Issuer's Common Stock beneficially owned by Ms. Keller is 197,492 or 5.93% of the outstanding Common Stock. With respect to the additional shares, Ms. Keller owns sole voting and dispositive power over 1,000 shares, and shares voting and dispositive power over 3,000 shares with a non-reporting person.

    Ms. Moles and Ms. Keller also share voting power with respect to 142,337 of the Shares with Christopher R. Ljungkull, who is the Chief Executive Officer, a director and 10% beneficial owner of the Issuer. Each of Ms. Moles and Ms. Keller disclaims that they are acting with each other or, jointly or singly, with Mr. Ljungkull as a "Group," as defined by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

    The transactions pursuant to which this Report is required are as follows:

              DATE ACQUIRED    NO. OF SHARES          PRICE
                 7/15/97          2,500              $1.040
                 7/18/97          7,500              $1.040
                 7/28/97         31,155              $1.040
                 7/28/97         10,000              $1.040

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Ms. Moles granted to Ms. Keller a power-of-attorney on August 4, 1997 as to
all of the Shares.   The power-of-attorney provides that Ms. Keller has the
authority to act for Ms. Moles in anyway that Ms. Moles could act with respect to the Shares under Minnesota Statutes Sections 523.23 et. seq.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    (1)  Joint Statement required by Rule 13d-1(f).

    (2)  Power of Attorney granted to Darla L  Keller


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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 14, 1997
                                        --------------------------------------
                                                       Date



                                       By: /s/ Robin A. Moles
                                           ------------------
                                           Darla L. Keller, Attorney-In-Fact



                                       By: /s/ Darla L. Keller
                                           -------------------
                                                  Darla L. Keller